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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           FORM U-9C-3




               QUARTERLY REPORT PURSUANT TO RULE 58




                      FOR THE QUARTER ENDED
                        SEPTEMBER 30, 1997







                   NEW ENGLAND ELECTRIC SYSTEM







             25 Research Drive, Westborough, MA 01582

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997

ITEM 1 - ORGANIZATION CHART

                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

New England Energy, Energy     11/20/72        MA          100      New England Energy, Inc. is engaged
Inc./New England                                                    in various activities relating to fuel
Electric System                                                     supply for the System.   These
                                                                    activities primarily include
                                                                    participation (principally through a
                                                                    partnership with a nonaffiliated oil
                                                                    company) in domestic oil and gas
                                                                    exploration, development, and production
                                                                    and the sale to NEP of fuel purchased in
                                                                    the open market.

Granite State Energy,          Energy          04/22/96    NH       100  Granite State Energy provides a range
Inc./New England                                                    of energy and related services,
Electric System                                                     including but not limited to sales of
                                                                    electric energy, audits, power quality,
                                                                    fuel supply, repair, maintenance,
                                                                    construction, design, engineering, and
                                                                    consulting.

AllEnergy Marketing Energy     09/18/96        MA          50       AllEnergy's principal purpose is to sell
Co., L.L.C./NEES                                                    energy and provide a range of energy-
Energy, Inc./New                                                    related services, including but not
England Electric                                                    limited to, marketing, brokering and
System                                                              sales of energy, audits, fuel supply,
                                                                    repair, maintenance, construction,
                                                                    operation, design, engineering, and
                                                                    consulting, to customers in the
                                                                    competitive market in New England and
                                                                    New York.

Texas Liquids,      Energy     12/19/96        MA          44.5     Texas Liquids, L.L.C. engages in
L.L.C./All Energy                                                   purchasing, marketing, selling,
Marketing Co., L.L.C./                                                   and distributing energy
NEES Energy, Inc./                                                  commodities and related products
New England Electric                                                     and services.
System

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997

ITEM 1 - ORGANIZATION CHART

                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

NeXus Energy        Energy      05/19/97      MA           9.9     NeXus Energy Software's purpose is to
Software, Inc./                                                    develop, implement, produce, market and
NEES Global                                                        sell software for application in the
Transmission, Inc./                                                energy conservation industry.
New England
Electric System (new)

WeatherWise USA LLC/           Energy         10/10/96     DE       20   WeatherWise USA LLC's purpose is to be
AllEnergy Marketing                                                 an energy related company to provide
Co., L.L.C./NEES                                                    energy management, demand side
Energy, Inc./ New                                                   management, and technical and utility
England Electric                                                    hedging services to reduce weather
System (new)                                                        related financial uncertainty of
                                                                    utilities, energy users and others.

HydroServ Group,    Energy     07/25/97       MA           50       HydroServ Group, L.L.C. engages in
L.L.C./NEES Global                                                  marketing and selling capabilities and
Transmission, Inc./                                                 services relating to hydroelectric
New England Electric                                                     facilities and other similar facilities
Systen (new)                                                        nationwide.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                         Type of  Principal  Issue  Cost     Person to      Collateral  Consideration
                        Security  Amount of    or    of    Whom Security    Given with  Received for
Company Issuing Security           Issued   Security       Renewal          Capital       Was Issued    Security Each Security
------------------------          --------  ---------      -------          -------     -------------- -----------    -------------

NeXus Energy           Series A   $1.40/per        Issue  N/A              NEES Global          -    $1.40/per
Software, Inc.         preferred  share                   Transmission, Inc.                    share
                       stock


WeatherWise USA LLC    Voting     $ .5*    Issue   N/A    AllEnergy Marketing  -           $ .5*
                       rights                             Co., L.L.C.


HydroServ Group, L.L.C.           Membership       $ .1*  Issue            N/A NEES Global      -    $ .1*
                       interest                           Transmission, Inc.

*Expressed in millions, rounded to hundred thousands of dollars

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
            (expressed in millions, rounded to hundred thousands of dollars)


             Company                           Company                   Amount of
           Contributing                       Receiving                   Capital
             Capital                           Capital                 Contribution
           ------------                       ---------                ------------
           NEES Trust                    Granite State Energy              *
           NEES Energy, Inc.             AllEnergy Marketing Co., LLC      3.5
           NEES Global Transmission, Inc.                                  HydroServ Group, L.L.C.   .1



* Amounts are less than $100,000
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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies
                                                             Direct   Indirect         Total
  Reporting Company     Associate Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct   Indirect         Total
  Associate Company     Reporting Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
Massachusetts Electric             Granite State Energy,      Miscellaneous (4)    (1)            (1)              (1)
 Company               Inc.

Massachusetts Electric       All Energy Marketing             Customer Service       (1)             (1)                (1)
 Company               Co., LLC

New England Power Co.  New England Energy, Inc.      Miscellaneous    (1)               (1)              (1)
New England Power Co.  New England Energy, Inc.      Fuel Purchase    $5.6                               $5.6

New England Power Co.  AllEnergy Marketing           Power purchase     (1)                     (1)      (1)
                        Co., LLC
New England Power Co.  AllEnergy Marketing           Miscellaneous    (1)               (1)              (1)
                       Co., LLC

New England Power Co.  Granite State Energy,   Power purchase    $0.2                 (1)         $0.2
                        Inc.

New England Power      New England Energy, Inc.      Info Services    $0.1              (1)              $0.1
  Service Co.
New England Power      New England Energy, Inc.      Miscellaneous (2)  (1)             (1)              $0.1
  Service Co.

New England Power     Granite State Energy,    Miscellaneous (3) (1)               (1)            (1)
  Service Co.           Inc.
New England Power      AllEnergy Marketing           Sales Planning     $0.1            (1)              $0.1
 Service Co.            Co., LLC
New England Power      AllEnergy Marketing
 Service Co.            Co., LLC             Miscellaneous (5)   $0.1              (1)            $0.1

(1) Amounts are below $100,000
(2) Represents 9 types of services with each type of service totaling less than $100,000.
(3) Represents 6 types of services with each type of service totaling less than $100,000.
(4) The customer service portion of the service agreement between Granite State Energy Company and New England Power
    Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.
(5) Represents 9 types of services with each type of service totaling less than $100,000.
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NEW ENGLAND ELECTRIC SYSTEM
At September 30, 1997

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
            (expressed in millions rounded to hundred thousands of dollars) Investment in energy-related companies:

Total consolidated capitalization as of
 September 30, 1997 (1)                             $3,561.8     line 1

Total capitalization multiplied by 15 percent          534.3     line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                       534.3     line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
   Power marketing and other                        5.6
   Energy software                                  1.4
                                                -------
Total current aggregate investment                           7.0 line 4
                                                         ---

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (lines 3 less line 4)                                       $527.3 line 5


(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1997

ITEM 5 - OTHER INVESTMENTS

                                                        Reason for
    Major Line            Other              Other      Difference
or Energy-Related     Investment in        Investment   in Other
     Business       Last U-9C-3 Report  in U-9C-3 Report     Investment
-----------------   ------------------  ----------------     ----------

N/A
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 NEW ENGLAND ELECTRIC SYSTEM
 For The Quarter Ended September 30, 1997

 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


 (A)              Exhibits

   10(f)  Service contract between Massachusetts Electric Company and
           AllEnergy Marketing Company, L.L.C. dated January 1, 1997.

   10(g) Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.


 (B)      Financial Statements (1)

   1-A    New England Electric System Consolidated Income Statement for
           the quarter and nine months ended September 30, 1997

   1-B    New England Electric System Consolidated Balance Sheet As of
           September 30, 1997

   2-A    New England Energy, Inc. Income Statement for the quarter and nine months ended September 30, 1997

   2-B    New England Energy, Inc. Balance Sheet as of September 30, 1997

   3-A    Granite State Energy, Inc. Income Statement for the quarter and nine months ended September 30, 1997

   3-B    Granite State Energy, Inc. Balance Sheet as of September 30,
           1997

   4-A    AllEnergy Marketing Company, LLC Consolidated Income Statement
           for the quarter and nine months ended September 30, 1997

   4-B    AllEnergy Marketing Company, LLC Consolidated Balance Sheet as
           of September 30, 1997





 (1) Financial statements for NeXus Energy Software, Inc. and WeatherWise USA LLC were not available as of the filing date.
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                           SIGNATURE


   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                             NEW ENGLAND ELECTRIC SYSTEM


                             s/Michael E. Jesanis

                             _______________________________
                             Michael E. Jesanis, Treasurer










 November 21, 1997


























 The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.